Sappi Limited
Corporate Accounting (Reg. no. 1936/008963/06) PO Box 31560 2017 Braamfontein South Africa Tel +27 (0)11 407 8111 Fax +27 (0)11 403 8854

Ms Jennifer Thompson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America

January 16, 2008

Form 20-F, for the fiscal year ended October 1, 2006, Filed December 15, 2006
Form 6-K, filed August 8, 2007
File No. 1-14872
Response to the Securities and Exchange Commission letter dated January 4, 2008

Dear Ms Thompson:

We, Sappi Limited, a company incorporated under the laws of the Republic of South Africa (the “Company”), have set forth below the Company’s responses to the comments received from the Staff of the Securities and Exchange Commission (the “SEC”) in its letter dated January 4, 2008, with respect to the Company’s Form 20-F for the fiscal year ended October 1, 2006 and the Company’s Form 6-K, furnished August 8, 2007.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the SEC staff comment letter.

Comment No. 1

SEC Staff Comments

FORM 6-K FILED AUGUST 8, 2007

1.
We read in your response to our prior comment 11 that in future quarterly results announcements, you will adjust profit before tax to calculate operating cash flows. While we do not object to this methodology, it is unclear to us why you would use a different methodology in your quarterly cash flow statements than you use in your annual cash flow statements. In this regard, we note that in your annual cash flow statements, you adjust profit after tax to calculate operating cash flows.  While we assume that this does not result in a different subtotal for your cash generated by operations, please explain how using a different methodology in your interim financial statements is consistent with the principle of presenting annual and interim financial statements on the same basis to allow comparability.  Please tell us how you will address this comment in future filings.

Directors: E van As (Chairman), R J Boëttger (Chief Executive Officer), D C Brink, Dr  D C Cronjé, Prof M Feldberg (USA), J E Healey (USA), Dr D Konar,
H C Mamsch (Germany), Mr J D McKenzie, Mrs K R Osar (USA), Mrs B Radebe, Sir A N R Rudd (UK), Dr F A Sonn, M R Thompson
Secretaries: Sappi Management Services (Pty) Ltd (Reg. No. 1989/001134/07)

Company’s Response to Comment 1

We note the SEC Staff comments, and will, in future quarterly results announcements, adjust profit after tax to calculate operating cash flows.

If you would like to discuss the Company’s response to the comment, please contact the undersigned.

Yours faithfully,

By:/s/ L.J. Newman
_________________________________
Mr. Laurence Newman
Group Financial Controller
Sappi Limited

Direct telephone number + 27 11 407 8079,   direct fax number + 27 11 403 8854

Copy to:

Craig Wilson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Mr. Roeloff Boëttger
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg
2001
Republic of South Africa

Mr. Mark Thompson
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg
2001
Republic of South Africa

Paul Michalski, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
United States of America

Mr. Michael Comber
Deloitte & Touche
Private Bag X6
Gallo Manor
2052
Republic of South Africa